UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of April 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

Immediate Release                                              30 April 2007

                                BioProgress plc
         Technology Update and launch of new Technology - FastWrap™

London,  UK, 30 April 2007:  BioProgress  plc  ('BioProgress'  or the 'Company')
(AIM: BPRG; NASDAQ:  BPRG), the specialty pharma and healthcare  company,  today announces  a  technology  update  and the  launch  of a new  tablet  technology,
FastWrap™ using the TabWrap™ enabling technology platform.

Commercialisation of the TabWrap™ enabling technology platform has recently
passed  some  key  internal   milestones   and  is  now  in  the  final  process
qualification program. The system has been shown to operate within its technical specification  and produces 100,000 tablets per hour. In parallel,  new variants of XGEL™  have been  developed  giving further  differential  advantages to certain products utilising the TabWrap™ system.

The Company remains on target to be producing TabWrap™ enhanced tablets for launch  into the market by the end of 2007.  These  products  will be  initially
launched  within  the  US  market  and  aimed  at  analgesic  indications.   The
undisclosed molecule has a US market size of $1.4billion (Datamonitor, estimates for 2007) and offers a unique competitive advantage over the leading brand which accounts  for  14.1%  of the  total  market.  The  Company  plans  to  launch  a
FastWrap™ version, as a line extension in 2008.

The  Soluleaves™  suite of  technologies  will be  delivering  new products during Q2 2007. These include  launches of non-regulated  products which will be marketed  through the Group's sales and marketing  subsidiary  Dexo. The core US market will see the launch of the Company's local  anaesthetic  product for sore mouths and a  Soluleaves™  thin  strip  which  will be  marketed  under the
Accuhist™ allergy brand with its partner Tiber Laboratories. The market for lozenge products in the cough/cold indication is $1.7 billion (Datamonitor 2007)
with the US  accounting  for $506.3m of sales.  The Group's US division  will be launching a  prescription  only  Soluleaves™  line extension of its Ah-Chew brand for the 2007 cough/cold season.

The Group is progressing on target with its patented smoking cessation  product.
The product is a fast release  stabilised  oral film strip  product.  The global market  size for Over the  Counter  (OTC)  smoking  cessation  products  is $2.1 billion. In addition,  the prescription only market for these products in the US alone represents an additional  $300m. The key markets for smoking cessation are the US, Japan and Germany.  Alternative dosage forms to traditional  patches and chewing gums are the fastest growth areas. The Group expects partner discussions to complete in the very near term.

SoluPol™  products  are  progressing  ahead  of plan  with  three  products currently in pre-registration  development, one in partnership and the other two for  Dexo's  own  products.  One is in the  area of  analgesia  and the  Company anticipate that regulatory  filings will be made during H2 2007. The molecule in question  currently has a market value of $1.3 billion with  significant  market share in Italy,  Germany and the US. Dexo's second development is in the area of gastro-intestinal  disease  and the  Company  expects  to be  able  to file  for regulatory approval by the end of 2007.

FastWrap™  is a new  technology  that  allows the rapid  disintegration  of coated tablets  thereby  allowing for a faster onset of action of a drug.  Using the Company's  patented  novel tablet core  technology,  BioProgress  is able to utilise the novel TabWrap™ production system to create coated tablets which will  disintegrate  and dissolve more rapidly than  traditional  techniques.  In addition,  film-flavoured  orally  disintegrating  tablets  are also  able to be produced. The current worldwide market for orally disintegrating tablets is over
$700m and growing at 31% per annum.

The system is designed  to create  competitive  advantages  within the OTC drugs market where speed of onset of action is a key consideration.  The technology is being targeted within the analgesic and cough/cold therapeutic areas. The Global
OTC analgesic market is worth $6.2 billion in 2007 (Datamonitor) with the US, UK and Japan being the largest  three  single  markets.  The main actives used with existing  therapies are  paracetamol/acetaminophen,  aspirin and ibuprofen.  The global  OTC  cough / cold  market is worth  $10.5  billion  with USA,  Japan and
Germany being the three largest single markets.

The FastWrap™  technology has been developed as a response to requests from new commercial partners. BioProgress additionally intends to use this technology for its own products to create  differential  marketing  benefits,  particularly within the US market.

Richard Trevillion, Chief Executive Officer, BioProgress, said:

"The  launch  of an  additional  technology  within  our  portfolio  is  another important step in creating a compelling  enabling  technology  range for our own products whilst  enhancing our ability to work with partners.  Speed of onset of action is an important  weapon in the war against illness and we are now able to compete effectively within the market place.

"The team have  worked hard to ensure that the  TabWrap™  technology  is on target to deliver both our partners and our own  proprietary  product launch and development  targets.  Our core  developments  are  going to plan and we  remain confident that our products will offer the patient a differential advantage.

"The Group also expects revenue generation to be in line with expectations,  and administration costs to remain at similar levels reported by the company for the full year in 2006."

For further information:

BioProgress Plc                               + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                       + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress  plc  is  an  innovative  specialty  pharmaceutical  and  healthcare business  based around its platform  technologies  in polymer and film  systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application  within 24 patent families and has product  development  agreements  and strategic  alliances  with several  global companies.  As a virtually integrated  business,  BioProgress has acquired sales and marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The  business  continues  to develop  innovative delivery mechanisms using its XGEL™ polymer technology,  replacing the need to use animal-derived  gelatine in pharmaceutical and healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary  Shares of BioProgress  plc are registered  under the US Securities and Exchange Act of 1934. To the extent that this announcement  contains certain
"forward-looking  statements"  within  the  meaning  of the  Private  Securities
Litigation  Reform Act of 1995,  this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and
changes  in   circumstances.   Actual  results  may  vary  materially  from  the
expectations  contained in the forward-looking  statements.  The forward-looking statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed information  about  factors  pertinent to the business of the company that could cause actual  results to differ is set forth in the  Company"s  filings with the
Securities and Exchange  Commission.  The Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking statements  whether as a result of new information,  future events or otherwise.
This  announcement is for  information  only and does not constitute an offer or invitation to acquire or dispose of any  securities or  investment  advice.  The
distribution  of  the  announcement   and/or  issue  of  securities  in  certain
jurisdictions  may be  restricted  by law.  Persons into whose  possession  this announcement  comes are required to inform  themselves about and to observe such restrictions.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: April 30, 2007